Execution of debt capital market transactions

On Monday November 3, 2014 Statoil ASA (OSE:STL, NYSE:STO), guaranteed by Statoil Petroleum AS, executed the following debt capital market transactions:

-	Issue of USD 750,000,000 1.250% Notes due November 9, 2017
-	Issue of USD 500,000,000 Floating Rate Notes due November 9, 2017
-	Issue of USD 750,000,000 2.250% Notes due November 8, 2019
-	Issue of USD 500,000,000 2.750% Notes due November 10, 2021
-	Issue of USD 500,000,000 3.250% Notes due November 10, 2024

The net proceeds from the issue of the Notes will be used for general corporate purposes which may include repayment or purchase of existing debt or other purposes described in the prospectus supplement for these issues of Notes. The transactions will increase the financial flexibility of the company.

The Notes have been fully subscribed. The settlement date is November 10, 2014.

Any public offering in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by Statoil ASA and Statoil Petroleum AS and previously declared effective.

Further information from:

Investor relations:
Morten Sven Johannessen, VP Investor Relations,
+1 203 5702524

Press:
Fredrik Norman, media relations,
+47 918 66567

Finance:
Tron Vormeland, Vice president, Corporate financing,
+47 905 40135 (mobile), +47 51 99 42 97 (office)

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This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Statoil ASA nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.